SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

   Yes                             No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CONCLUDES 4 YEAR PAY DEAL WITH FORSA UNION TO COVER ITS IRISH PILOTS

Ryanair today (Tues, 20 Dec) confirmed that it has signed a 4 year pay agreement with the Fórsa union and its Irish pilots under which Ryanair's Irish pilots will receive an accelerated restoration of pay cuts previously agreed during the Covid Pandemic.

These pay cuts will now be fully restored in the Irish pilots' December payroll and the agreement also incorporates 3 years of pay increases spread over the next 4 years up to March 2027. This agreement with Fórsa and Ryanair's Irish pilots was facilitated by discussions which took place on Fri 16th Dec at the Workplace Relations Commission (WRC).

Ryanair's People Director, Darrell Hughes, said:

"We welcome this pay restoration agreement with Fórsa and our Irish pilots which will see pay cuts previously agreed during Covid restored in the Dec payroll in time for Christmas.

This agreement which includes annual pay increases for the next 4 years now brings our Irish pilots into line with similar pay restoration deals concluded with our other pilot unions across Europe over the past 9 months.  We are grateful for the assistance of the WRC in reaching this sensible agreement with Fórsa and our Irish Pilots."

ENDS

For further information
please contact:                               Press Office
Ryanair DAC
Tel: +353-1-9451799
press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 December, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary